

Axos Financial, Inc. Investor Presentation

October 2018

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2018. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**Axos[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	3.69	3.57
Salaries and benefits	0.86	1.50
Premises and equipment	0.18	0.32
Other non-interest expense	0.66	1.04
Total non-interest expense	**1.70**	**2.86**
Core business margin	**1.99**	**0.71**

1. For the three months ended 06/30/2018 – the most recent data on FDIC website "Statistics on Depository Institutions Report" Axos Bank only, excludes Axos Financial, Inc. to compare to FDIC data. Data retrieved 10/26/2018.
2. Commercial banks by asset size. FDIC reported for three months ended 06/30/18. Total of 516 institutions $1-$10 billion. Data retrieved 10/26/2018.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-sell	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Fiscal 2018 Highlights Compared with Fiscal 2017

Asset Growth



$ Millions
15,000
10,000
5,000
0
8,502
9,540
12.2%
FY 2017
FY 2018

Deposit Growth



$ Millions
10,000
5,000
0
6,900
7,985
15.7%
FY 2017
FY 2018

Net Income



$ Millions
200
150
100
50
0
134.7
152.4
13.1%
FY 2017
FY 2018

Diluted EPS



$ Diluted EPS
2.50
2.00
1.50
1.00
0.50
0.00
2.07
2.36
14.0%
FY 2017
FY 2018

Return on Equity = 17.05%

Return on Assets = 1.68%

Fiscal 2019 First Quarter Highlights Compared with Fiscal 2018 First Quarter

axos™

Asset Growth



$ Millions
12,000
10,000
8,000
6,000
4,000
2,000
0
8,582
14.1%
9,792
Q1 2018
Q1 2019

Deposit Growth



$ Millions
10,000
5,000
0
7,179
19.5%
8,578*
6,078
Q1 2018
Q1 2019

Net Income



$ Millions
40
30
20
10
0
32.4
13.8%
36.8
Q1 2018
Q1 2019

Diluted EPS



$ Diluted EPS
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.50
16.0%
0.58
Q1 2017
Q1 2018

Return on Equity = 14.98%

Return on Assets = 1.57%

* Assumes $2.5 billion of borrowings are converted to deposits at 9/30/18 under the Nationwide Bank deposit acquisition agreement signed but not closed until November 2018.

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios

Diluted EPS (FY)



$ per share
2.5
2.0
1.5
1.0
0.5
0.0
27% CAGR
0.72
0.96
1.34
1.87
2.10
2.37
2013
2014
2015
2016
2017
2018

Book value per share	$4.79	$6.33	$8.51	$10.73	$13.05	$15.24

Return On Average Equity (FY)



%
20
15
10
5
0
17.57
17.89
18.34
19.43
17.78
17.05
2013
2014
2015
2016
2017
2018

Tier 1 leverage ratio*	8.6%	8.7%	9.6%	9.1%	10.0%	9.4%

* Tier 1 leverage ratio is for Axos Financial, Inc., except 2013 and 2014 which are for Axos Bank

Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.99%	1.08%	90%
Return on equity	21.35%	9.95%	95%
G&A	1.69%	2.58%	25%
Efficiency ratio	33.25%	62.29%	8%

The 95% on ROE means that the Bank outperformed 95% of all banks. The 25% G&A ranking means that only 25% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 6/30/2018; data retrieved 8/07/2018.
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 6/30/2018.

Diverse Lending Business

- **Lending**
  - Single family
    - Gain-on-sale Mortgage Banking
    - Jumbo
    - Warehouse Lending
  - Commercial Real Estate
    - Multifamily
    - Small Balance Commercial
  - C&I Lending
    - Lender Finance
    - Asset Backed Lending
    - Equipment Leasing
    - Factoring
    - Bank Loans
    - Large Balance Commercial/Specialty Real Estate
  - Small business
    - H&R Block Franchise Lending
  - Consumer
    - Auto
    - Overdraft Lines
    - Unsecured Lending

Loan Diversity – September 30, 2018

axos™

Loan Portfolio[1]

100% = $8,717 Million



Factoring 1%
Multifamily 21%
CRE/Home Equity/ Consumer and Other 6%
C&I – SF Lender Finance 2%
C&I 19%
51% SF-Residential

1. Gross loans and leases before unaccreted discounts and loan and lease fees and allowances.

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$7,512,999
$7,874,431
$8,064,716
$8,432,289
$8,654,500
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019

Average Loan to Value	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019
Multifamily	54%	53%	53%	53%	53%
Single family	57%	57%	57%	57%	57%

Loan Pipeline Remains Strong

FY 2019 Q1


$ Millions
1,400
1,200
1,000
800
600
400
200
0
$503
$82
$154
$464
$1,203
$70
$1,273
Jumbo Single Family
Agency Single Family
Commercial & Industral Lending
Multifamily / Small Balance Commercial
Primary Pipeline
Single Family Warehouse
Total

Loan Origination Growth

axos

Fiscal Year Loan Originations



$ Billions
8
7
6
5
4
3
2
1
0
28.5% 5-yr CAGR
2.1
1.1
1.0
3.0
0.7
2.3
4.3
1.0
3.3
5.0
1.4
3.6
5.6
1.4
4.2
7.5
1.6
5.9
2013
2014
2015
2016
2017
2018

Annual growth rate	42.0%	42.2%	15.6%	11.2%	34.7%

Loans for sale ■ Loans for investment

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- Consumer unsecured installment lending launch

Diversified Online Deposit Businesses

axos™

Deposit

	Key Elements
Consumer direct internet brands	Demographically targeted brands Differentiated products with turn-down product options
Distribution Partners	Exclusive relationships with significant brands, groups, or employees Exclusive relationships with financial planners through Axos Advisor
Small business banking	Business banking with simple suite of cash management services
Commercial/ Treasury Management	Full service treasury/cash management
Specialty deposits	1031 exchange firms Title and escrow companies HOA and property management
BIN sponsorship	Prepaid program managers with focus on large national programs

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion


Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

September 30, 2018

100% of Deposits = $6.1 billion


Savings – IRA
Time deposits
4%
23%
Checking and other demand deposits
40%
33%
Savings

Checking Growth (6/2013-9/2018) = 518%

Savings Growth (6/2013-9/2018) = 212%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States


Montana
North Dakota
South Dakota
Minnesota
Idaho
Wyoming
Nevada
Utah
United States
New Mexico
Texas
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Nuevo León
Sinaloa
Durango
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

Axos Deposits Have National Reach With Customers in Every State

Axos Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High

64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers.

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
30.7%
5-yr CAGR
2,092
3,042
4,452
6,044
6,900
7,985
2013
2014
2015
2016
2017
2018

	2013	2014	2015	2016	2017	2018
% CDs[1]	50%	26%	18%	17%	12%	25%
% Borrowings[2]	25%	24%	15%	12%	9%	6%

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income


% Fee Income
FY 2018*
Fee Income
Mortgage Banking
Agency
Jumbo
Multifamily
19%
Gain on Sale – Other
Structured Settlement
Other
8%
Deposit/ Service Fees
Cash/Treasury Management
Consumer Deposit
Prepaid
Tax
Payments
67%
Prepayment Fee
6%

*Excludes securities income.

Over the Last Seven Years, Axos Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

axos™

	2012	2013	2014	2015	2016	2017	2018
New product	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto • Refund Advance (H&R Block) • Unsecured Consumer Lending	• Factoring
Distribution/ channel	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores	• Homebuilder mortgage group • Nationwide partnership
M&A		• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing		• Epiq Trustee Services • Nationwide deposits • WiseBanyan acquisition

Key Goals of Universal Digital Bank

axos™

Personalization

- Increase chance of offering right product at the right time and place
- Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service

- Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
- Products optimized by channel, recipient and journey
- Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships

- Easy integration of third-party features (e.g., biometrics)
- Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
- Enable creative customer acquisition partners

Customizable Experience

- Provide holistic and interactive and intuitive design experience
- Integrate online experience with other channels

Cross-Sell

- Artificial intelligence and big data credit models enable quick credit decisions
- Customized product recommendations based upon analytical determination of need

Universal Digital Bank Consumer Platform



Product Development (In-House Apps)
Cross-sell
Consumer Online Banking Platform
App Store Management
Personalization & Segmentation

- Robo-advisor
- Trusts

- Auto
- IRA
- Mortgage
- Personal loan

- Third party services/payments
- Third-party lending

- Real-time retention
- Next-best action
- Transaction mining
- Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Internal & External Databases
Evaluate assumptions & identify key learnings
Data aggregation & analysis
Analytics as a Key Asset
Predict customer behavior based on insights
Transform data into insights
CRM Tools

Key Learnings

Retention & Attrition Drivers to Boost Long-Term Customer Engagement

Customer Segmentation Methodology to Understand Usage & Behavior

Profitability Analysis at the Individual Customer Level

Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

We are Expanding our Strategic Partnership with H&R Block

H&R Block Overview

- Approximately 10,000 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- Approximately 2,400 employees
- 55 million visits per year on HRB website
- Social media
  - 28,600 Twitter followers
  - 463,000 Facebook fans
  - 1.7 million views on YouTube

Products for 2019 Tax Season

- Refund Transfer
- Emerald Advance Unsecured Loan
- Emerald Prepaid Card
- Refund Advance Interest-Free Loan
  - Axos will be exclusive provider in 2019 tax season
  - Axos provides credit underwriting, loan origination, funding and loan servicing
  - Interest-free loan is repaid using borrower's tax refund proceeds
  - Axos' profits will depend on origination volume and actual credit losses

Omni Channel Approach for Axos' 2019 Digital Marketing Strategy


DIGITAL STRATEGY

User Experience
Organizational commitment to user experience

Infrastructure
Marketing automation implementation

Paid, Social & Mobile strategy
Social employee engagement

Personalization & Data
Digital personas for personalized interactions

Analytical strategy
Multi-dimensional analysis by geography, customer type, product, media, traffic source

Brand & Content
Enhanced branding, messaging and positioning

Business Process
Introduced BI reporting tool for analytics

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION CLOS CoStar GROUP RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Credit Tools list is a sampling and is not purported to be comprehensive.

Monitoring & Management Oversight: Core Products

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (e.g., delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- Updated AVMs twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV ratios on a semiannual basis
- Portfolio-level review performed quarterly

Income Property Lending

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- FICO pulled twice a year
- Updated AVMs twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed twice a year

Commercial Specialty

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

Note: Lists are a sampling and are not purported to be comprehensive.

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized[1]



(%)
0.50
0.00
0.02*
0.23
Axos
Banks $1-10bn

Loans in non-accrual to total loans[1]



(%)
1.00
0.50
0.00
0.37
0.85
Axos
Banks $1-10bn

* Excludes charge-offs related to short-term seasonal tax lending products. The charge-off amount reported by FDIC SDI (including such seasonal tax products) was 0.81%.
1. From FDIC SDI report at 6/30/2018. Total of 516 institutions included in the $1-$10 billion group. Data retrieved 10/25/2018.

Investment Summary

axos FINANCIAL

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com